FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person

French, Donald Anthony

425 Corporate Circle

Golden, CO 80401

2. Issuer Name and Ticker or Trading Symbol

UQM Technologies, Inc. (UQM)

3. IRS or Social Security Number of Reporting Person (Voluntary)

###-##-####

4. Statement for Month/Year

July, 2002

5. If Amendment, Date of Original (Month/Year)

N/A

6. Relationship of Reporting Person to Issuer

Officer: Treasurer and Secretary

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1. Title of Security (Instr. 3)

Line 1 - Common Stock

2. Transaction Date (Month/Day/Year)

Line 1 - N/A

3. Transaction Code (Instr. 8)

Line 1 - N/A

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

Line 1- N/A

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

63,561 Shares.

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

All Holdings are Indirect

7. Nature of Indirect Beneficial Ownership (Instr. 4)

52,561 Shares Indirectly by a Limited Partnership of which Mr. French is the General Partner and 11,000 Shares Indirectly by a Trust for the Benefit of Mr. French

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)

Line 1 - Call Option

Line 2 - Call Option

Line 3 - Call Option

2. Conversion or Exercise Price of Derivative Security

Line 1 - $3.50 Per Share

Line 2 - $3.50 Per Share

Line 3 - $3.50 Per Share

3. Transaction Date (Month/Day/Year)

Line 1 - July 8, 2002

Line 2 - July 8, 2002

Line 3 - July 8, 2002

4. Transaction Code (Instr. 8)

Line 1 - Code: J; V: Voluntary

Line 2 - Code: J; V: Voluntary

Line 3 - Code: J; V: Voluntary

 5. Number of Derivative Securities Acquired (A) or Disposed of(D)

(Instr. 3, 4 and 5)

Line 1 - D: 1

Line 2 - D: 1

Line 3 - D: 1

6. Date Exercisable and Expiration Date (Month/Day/Year)

Line 1 - Date Exercisable: July 9, 1993; Expiration Date: July 8, 2002

Line 2 - Date Exercisable: July 9, 1994; Expiration Date: July 8, 2002

Line 3 - Date Exercisable: July 9, 1995; Expiration Date: July 8, 2002

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

Line 1 - Title: Common Stock; Amount: 5,254 Shares

Line 2 - Title: Common Stock; Amount: 5,254 Shares

Line 3 - Title: Common Stock; Amount: 5,255 Shares

8. Price of Derivative Security (Instr. 5)

Line 1 - N/A

Line 2 - N/A

Line 3 - N/A

9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

Call Options on 578,808 Shares

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

578,808 Shares Indirect

 11. Nature of Indirect Beneficial Ownership (Instr. 4)

Limited Partnership of which Mr. French is the General Partner

Explanation of Responses: Expiration of out-of-the-money call options unexercised

**Intentional misstatements or omissions of facts constitute Federal Criminal

Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/Donald A. French                             August 7, 2002

**Signature of Reporting Person           Date